Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Welcomes CloudX Innovation Driving Fairer Mobile Advertising Auctions

Emerging AI-driven initiatives highlight long-term benefits of optimisation and automation

Vancouver, BC, Canada, February 5, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a global AdTech platform delivering safe mobile gamer engagement at scale, today commented on recent industry developments related to AI-driven advertising infrastructure and their potential implications for the mobile advertising ecosystem.

Recent announcements around early-stage AI-native platforms focusing on improving fairness and automation in mobile ad auctions, such as CloudX, have renewed attention on price discovery and operational efficiency. While these initiatives remain at an early stage, they reflect a constructive direction for the market as brands seek greater confidence that in-app inventory is priced transparently and without distortion. Over time, improved auction processes have the potential to encourage increased brand investment in mobile gaming advertising, supporting brand-focused platforms such as Kidoz.

Market reaction to CloudX has been most visible among large, vertically integrated advertising platforms that combine mediation layers with proprietary demand engines like market-leader Applovin. In these models, the same provider can influence auction mechanics while also competing within them, benefiting from ownership of the price-setting infrastructure. Since CloudX announced general availability, several vertically integrated platform businesses have experienced selling pressure and share price declines, reflecting investor concern around longer-term transparency, incentives, and potential structural change. While these platforms benefit from significant scale and data advantages and are unlikely to face near-term disruption, initiatives that promote more open and verifiable auctions are increasingly viewed as a potential long-term evolution of the ecosystem.

Kidoz believes it is well positioned within this changing landscape. The Company operates with diversified exposure across the mediation and demand environment, rather than reliance on a single ad stack or auction mechanism. Pricing optimization already occurs across multiple partners, and Kidoz’s business model does not depend on opaque or closed systems to drive performance. As a result, fairer auctions tend to favour platforms focused on compliant inventory, trusted brand relationships, and sustainable monetisation.

“Kidoz was built to operate in environments where trust, compliance, and transparency matter most,” said Jason Williams, CEO of Kidoz Inc. “While it is still early days for AI in advertising, innovation that improves price discovery and operational efficiency is welcome. We believe our kids-safe, privacy-first foundation and diversified approach to helping brands position us well as the industry continues to evolve.”

The application of AI and agentic workflows to automate optimisation and operational processes across digital advertising is consistent with Kidoz’s own current services, including our AI-driven Kite IQ contextual targeting, as well as future strategic initiatives. The Company views responsible innovation, fair price discovery, and increased automation as complementary forces that can strengthen the mobile advertising ecosystem and support sustainable growth for developers, advertisers, and platforms alike.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. investor website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech platform delivering safe mobile gamer engagement at scale.

Originally built to protect kids, the platform also now enables advertisers to reach audiences of all ages across the entire mobile gaming ecosystem, using privacy-first contextual targeting, including the growing segment of users who opt out of personal data tracking.

Its technology stack combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to deliver compliant, high-impact campaigns aligned with COPPA, GDPR-K, Apple ATT, and global standards. Google-certified and Apple-approved, Kidoz reaches more than a billion users worldwide.

Trusted by leading brands, Kidoz enables advertisers to reach high-value gaming audiences through a unified suite of managed, programmatic, SSP, DSP, and Ad Exchange solutions.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.